Exhibit 12

Statement of Computation of Ratio of Earnings to Fixed Charges

	Six Months Ended June 30,
	2008	2007
	(000’s)	(000’s)
Earnings:
Loss from continuing operations	$(4,024)	$(5,895)
Additions:
Income tax expense (recovery)	3,118	(948)
Minority interest in income of consolidated subsidiaries	4,976	9,710
Fixed charges, as shown below	10,408	8,928
Distributions received from equity-method investees	68	—
	18,570	17,690
Subtractions:
Equity in income of investees	221	11
Minority interest in earnings of consolidated subsidiaries that have not incurred fixed charges	—	—
	221	11

Earnings as adjusted	$14,325	$11,784
Fixed charges:
Interest on indebtedness, expensed or capitalized	6,844	4,580
Amortization of debt discount and expense and premium on indebtedness, expensed or capitalized	688	1,659
Interest within rent expense	2,876	2,689
Total fixed charges	$10,408	$8,928
Ratio of earnings to fixed charges	1.38	1.32